FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of
October, 2002

Compugen Ltd.
(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

On October 24, 2002, Compugen Ltd. (the "Registrant") issued the press release, filed as Exhibits 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd. (Registrant) By: /s/ Mor Amitai Name: Mor Amitai Title: President and CEO Date: November 3rd, 2002.

Exhibit 1

For Immediate Release

Compugen Reports Third Quarter 2002 Financial Results

TEL AVIV, ISRAEL, October 24, 2002 - Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the third quarter ended September 30, 2002.

"We are pleased to report that during the past quarter Compugen continued to progress in each of our three key development areas: computational biology, computational chemistry, and computational medicine. Each one of these efforts is aimed at significantly increasing the probability of success of drug discovery and development," said Mor Amitai, Ph.D., President and Chief Executive Officer of Compugen.

Revenues for the quarter were $2.8 million (including $459,000 from research and development grants), compared to $3.1 million for the third quarter of 2001 (including $215,000 from research and development grants). The net loss for the quarter was $3.0 million (including a non-cash charge of $195,000 for amortization of deferred compensation), or $0.11 per share, compared with a net loss of $3.5 million (including $577,000 of deferred compensation), or $0.14 per share, for the corresponding quarter of 2001.

Revenues for the first nine months ended September 30, 2002 were $8.4 million (including $1.4 million from research and development grants), compared to $8.3 million for the same period in 2001 (including $588,000 from research and development grants). Net loss for the first nine months of 2002 was $9.0 million (including a non-cash charge of $678,000 for amortization of deferred compensation), or $0.34 per share, compared with a net loss of $11.0 million (including $1.8 million of deferred compensation), or $0.42 per share, for the same period in 2001.

Compugen continues to invest broadly in its unique R&D capabilities and intellectual property base. Research and development expenses for the first nine months ended September 30, 2002, excluding amortization of deferred compensation, were $9.9 million, compared to $10.9 million for the same period in 2001. Research and development expenses for the quarter were $3.5 million, excluding amortization of deferred compensation, the same as in the third quarter of 2001.

As of September 30, 2002, Compugen had $70.6 million in cash, cash equivalents, and short and long term cash deposits and corporate bonds, an increase of $0.4 million from $70.2 million as of June 30, 2002, and a decrease of $7.9 million from December 31, 2001. Quarterly fluctuations in cash depend, in part, on timing of payments under agreements. With respect to the third quarter, this had a positive impact on our cash.

Third Quarter Highlights

  Technology Licensing and Collaborations

o	Novartis - Novartis and Compugen expanded their multimillion-dollar collaboration in the area of computational biology, for the accelerated identification of drug targets, to include target validation. Under the expanded agreement, the two companies collaborate on the research and development of a new large-scale RNA interference (RNAi) platform. In addition, Novartis continued its licensing of Compugen's LEADS™ platform.

  Products
o	Gencarta - Compugen launched Gencarta™ over the Web. Gencarta, introduced in March 2001, is a comprehensive annotated genome, transcriptome and proteome database accessed through an intuitive viewer and a flexible query engine for advanced post-genomic research. The availability of the database over the Web will make it more accessible to life science researchers worldwide.

Updated Year 2002 Guidance

Compugen is updating its year 2002 guidance, as the Company no longer has covering analysts, in the US, to provide estimates.

  Revenues: Revenue guidance for the year 2002 is expected to be in the range of $10-$12 million. This is a change from our previous guidance of $11-$13 million.

  Research and Development: Guidance for total research and development spending in 2002 is in the range of $13-$14 million. This is a change from our previous guidance of $16-$17 million.

  Net Loss and Cash Balance: Guidance on net loss for 2002 is in the range of $12-$14 million. Guidance for cash and cash equivalents at year-end 2002 is approximately $65 million. These guidance numbers represent changes from our previous guidance of net loss in the range of $17-$19 million and cash and cash equivalents of approximately $60 million

Conference Call and Web Cast Information, and Recent Presentation

Compugen will hold a conference call to discuss its third quarter results on October 24, 2002 at 10:00 am EST. To access the conference call, please dial 1-866-500-4964 or 1-866-500-4965 from the US or +972-3-925-5910 internationally. A replay of the conference call will also be available approximately two hours after the completion of the live conference call. To access the replay, please dial +972-3-925-5933. The replay will be available until 12:00 noon EST on October 26, 2002.

The call will also be available via live Web cast through Compugen's Website, located at www.cgen.com.

             In addition, a presentation by Martin Gerstel, Chairman of Compugen, that was given on October 17, 2002 is available at http://www/twst.com/econf/mm/uds2/cgen.html.

About Compugen

Compugen (NASDAQ: CGEN) is a pioneer in the merging of computational technologies with biology, chemistry and medicine to enhance drug discovery and development. This unique capability is a proven basis for providing high value products and services to leading biotechnology and pharmaceutical companies and for in-house discovery. For additional information, please visit Compugen's Corporate Website at www.cgen.com and the Company's Internet research engine for molecular biologists at www.labonweb.com.

This press release and the referenced corporate presentations contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's Registration Statement on Form F-1 and annual reports filed with the Securities and Exchange Commission.

(Tables to follow)

Company contact:
Nurit Benjamini
Chief Financial Officer
Compugen Ltd.
Email: nurit@cgen.com
Tel: +972-3-7658-525

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

                                                              Nine Months Ended               Three Months Ended
                                                                September 30,                     September 30,

                                                            2002             2001            2002            2001
   Revenues                                                     (unaudited)                       (unaudited)
   Products and services                                    7,040           7,682           2,352            2,902
   Research and development grants                          1,394             588             459              215
   Total revenues                                           8,434           8,270           2,811            3,117

   Cost and Expenses
   Cost of products and services                            2,167           2,519             832            1,251
   Research and development expenses                        9,926          10,854           3,472            3,530
   Sales and marketing expenses                             3,920           4,558           1,264            1,271
   General and administrative expenses                      2,695           2,776             803              900
   Amortization of deferred compensation                      678           1,842             195              577
   Total operating expenses                                19,386          22,549           6,566            7,529

   Operating loss                                         (10,952)        (14,279)         (3,755)          (4,412)
   Financing income, net                                    1,913           3,259             738              897
   Minority interest                                           51              __              __               __
   Net loss                                                (8,988)        (11,020)         (3,017)          (3,515)
   Basic and diluted net loss per ordinary share            (0.34)          (0.42)          (0.11)           (0.14)
   Weighted average number of ordinary shares          26,089,850      25,997,275      26,121,209       26,001,569
   outstanding

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

                                                      September 30,       December 31,

                                                         2002                2001

                                                      (Unaudited)          (Audited)
ASSETS
Current assets
   Cash, cash equivalents and short-term                $58,932             $32,347
   investments
   Receivables and prepaid expenses                       4,615               3,159
   Inventories                                              140                 134
   Total current assets                                  63,687              35,640

   Long-term investments
   Long-term cash deposits and corporate bonds           11,650              46,148
   Property and equipment, net                            3,824               4,272
   Other assets                                           1,299               1,229
   Total assets                                         $80,460             $87,289

LIABILITIES AND SHAREHOLDERS'
EQUITY
   Current liabilities
   Accounts payable and accrued expenses                 $4,726              $4,887
   Deferred revenues                                      2,157                 960
   Total current liabilities                              6,883               5,847

   Accrued severance pay                                  1,701               1,380

   Total shareholders' equity                            71,876              80,062
   Total liabilities and shareholders' equity           $80,460             $87,289